UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 29, 2017

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

EX-99.1:	Press Release, August 30, 2017, UK: Total starts-up production of the Edradour & Glenlivet fields in the West of Shetland

EX-99.2:	Press Release, September 4, 2017, Total divests its remaining 15% interest in Gina Krog field in Norway to KUFPEC

EX-99.3:	Press Release, September 19, 2017, Total partners with EREN Renewable Energy to expand its renewable business

EX-99.4:	Press Release, September 19, 2017, Total expands its energy efficiency business with the acquisition of GreenFlex

EX-99.5:	Press Release, September 21, 2017, Total declares its first interim dividend

EX-99.6:	Press Release, September 22, 2017, Total signs agreement with Chevron on exploration in deepwater Gulf of Mexico

EXHIBIT INDEX

EX-99.1:	Press Release, August 30, 2017, UK: Total starts-up production of the Edradour & Glenlivet fields in the West of Shetland

EX-99.2:	Press Release, September 4, 2017, Total divests its remaining 15% interest in Gina Krog field in Norway to KUFPEC

EX-99.3:	Press Release, September 19, 2017, Total partners with EREN Renewable Energy to expand its renewable business

EX-99.4:	Press Release, September 19, 2017, Total expands its energy efficiency business with the acquisition of GreenFlex

EX-99.5:	Press Release, September 21, 2017, Total declares its first interim dividend

EX-99.6:	Press Release, September 22, 2017, Total signs agreement with Chevron on exploration in deepwater Gulf of Mexico

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: September 29, 2017	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Treasurer